21Vianet Group, Inc.

M5, 1 Jiuxianqiao East Road

Chaoyang District

Beijing, 100016

The People’s Republic of China

December 9, 2014

VIA EDGAR

Craig Wilson, Senior Assistant Chief Accountant

Melissa Walsh, Staff Accountant

Jeffrey Kauten, Staff Attorney

Matthew Crispino, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	21Vianet Group, Inc. (the “Company”)
Form 20-F for the Fiscal Year ended December 31, 2013 (the “2013 20-F”)
Filed April 9, 2014 (File No. 001-35126)

Dear Mr. Wilson, Ms. Walsh, Mr. Kauten and Mr. Crispino:

This letter sets forth the Company’s response to the comments contained in the letter dated November 17, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the 2013 20-F. The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2013 20-F.

Key Information

Risk Factors

Risks Related to Our Business and Industry

Our leases for data centers could be terminated early…, page 9

1.	With a view towards disclosure in future filings, please tell us whether lessors of your self-built data centers have termination rights as suggested by the caption of this risk factor.

The Company respectfully advises the Staff that the lessors of its self-built data centers normally do not have the right to terminate the leases prior to expiration of the terms unless the Company is in material breach of the lease agreements or the leased premises become unavailable for reasons beyond the lessors’ control. Situations that will give rise to the lessors’ termination rights normally include one or more of the following: (i) material breach by the Company, such as failing to pay rent for an extended period of time, material violation of laws and regulations by the Company or material change to the purpose of the leased premises by the Company without prior consent of the lessors; (ii) occurrence of force majeure events rendering it impossible for the parties to perform the contract; and (iii) demolition of the leased premises due to governmental requirements, such as zoning change or other reasons beyond the lessor’s control.

In response to the Staff’s comments, the Company will revise its disclosure under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry” currently on page 9 of the 2013 20-F in future Form 20-F filings in substantially the same form as follows (the revised portions are underlined):

“Our leases for data centers could be terminated early, we may not be able to renew our existing leases on commercially reasonable terms, and our rent could increase substantially in the future, which could materially and adversely affect our operations.

We lease buildings with suitable power supplies and safe structures meeting our data center requirements and convert them into data centers by installing power generators, air conditioning systems, cables, cabinets and other equipment. We generally refer to this type of data centers as “self-built” data centers. Our operating leases generally have three to ten year lease terms with renewal options. As of December 31, 2013, our self-built data centers house 9,131 cabinets, or 65% of the total number of our cabinets under our management. We plan to renew our existing leases upon expiration. However, we may not be able to renew these leases on commercially reasonable terms, if at all. We may experience an increase in our rent payments. In addition, although the lessors of our self-built data centers generally do not have the right of early termination, the lease could be terminate early if we are in material breach of the lease agreements or the leased premises become unavailable due to reasons beyond the lessors’ control. If our leases for data centers were terminated early, we may have to relocate our data center equipment and the servers and equipment of our customers to a new building and incur significant cost related to relocation. Any relocation could also affect our ability to provide services and harm our reputation. As a result, our business and results of operations could be materially and adversely affected.”

Information on the Company

Business Overview

Our Infrastructure

Our Data Centers, page 43

2.	You indicate that the number of cabinets in partnered data centers, defined as those leased from China Telecom or China Unicom, increased from 4,513 as of December 31, 2012 to 4,910 housed in 69 partnered data centers as of December 31, 2013. Please reconcile this disclosure to your statement on page 8 that you leased a total of 3,651 cabinets from local subsidiaries of China Telecom and China Unicom housed in 63 partnered data centers as of December 31, 2013. If the number of cabinets leased in China Telecom and China Unicom data centers has declined, tell us whether this represents a trend that should be identified, explained and quantified in your discussion of Operating and Financial Review and Prospects. Provide us with any proposed revisions to your disclosure in future filings.

The Company respectfully advises the Staff that as of December 31, 2013, the Company had a total of 69 partnered data centers, of which 63 are leased from China Telecom and China Unicom through their respective local subsidiaries, housing 3,651 cabinets. The remaining 6 partnered data centers are leased from other third parties, including China Mobile, Telehouse and other companies, housing 1,259 cabinets.

In response to the Staff’s comments, the Company will revise its disclosure under “Item 4. Information on the Company—B. Business Overview—Our Infrastructure—Our Data Centers” currently on page 43 of the 2013 20-F in future Form 20-F filings in substantially the same form as follows (the revised portions are underlined):

“We define “partnered” data centers as the data center space and cabinets we leased from China Telecom, China Unicom and other third parties through agreements.”

The Company will also revise its disclosure under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry” currently on page 12 of the 2013 20-F in future Form 20-F filings in substantially the same form as follows (the revised portions are underlined):

“Our self-built and partnered data centers are vulnerable to security breaches, which could disrupt our operations and have a material adverse effect on our business, financial performance and results of operations.

… In addition, we have limited control over our partnered data centers, which are primarily operated by China Telecom or China Unicom…”

Operating and Financial Review and Prospects

Operating Results, page 56

3.	Throughout your discussion of operating results, provide us with your analysis of the impact from acquired businesses and what consideration you gave to disclosure of that impact. For example, we note from your disclosures beginning on page F-35 that combined revenue and net loss since the acquisition dates of your business combinations in 2013 appear to have had a significant impact on your consolidated statement of operations for the year ended December 31, 2013. Provide us with any proposed revisions to your disclosure in future filings.

In response to the Staff’s comments, the Company will revise its disclosure under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview” currently on page 56 of the 2013 20-F1 in future Form 20-F filings in substantially the same form as follows (the revised portions are underlined):

“As part of our business expansion strategy to expand our managed network services, we acquired (i) 51% equity interests in the Managed Network Entities in September 2010 and the remaining 49% equity interest in December 2011; (ii) 100% equity interests in Gehua in October 2011; (iii) 100% equity interests in Fastweb in September 2012; (iv) 100% equity interests in Beijing Tianwang and Beijing Yilong Xinda in February 2013; and (v) 100% equity interests in iJoy in April 2013. Therefore, the results of operations of the Managed Network Entities, Gehua, Fastweb, Beijing Tianwang, Beijing Yilong Xinda and iJoy were consolidated into our results of operations. The contribution from the newly acquired businesses in 2013 to our total net revenues and cost of revenues in 2013 were RMB145.8 million and RMB89.0 million, respectively. Such impact accounted for 7.4% and 6.1% of the our total net revenues and cost of revenues in 2013, respectively. The net profit contribution from the acquired businesses in 2013 was RMB47.4 million (US$7.8 million), compared to our total net loss of RMB47.0 million (US$7.8 million) in 2013, which was partially attributable to the increase of the fair value of the contingent purchase consideration for business acquisitions of RMB55.9 million (US$9.2 million) and amortization of intangible assets derived from acquisitions of RMB 43.7 million (US$7.2 million).”

Factors Affecting Our Results of Operations, page 57

4.	In future filings, please discuss trends associated with your key metrics. For example, we note that the average monthly cabinet utilization rates were 80.6%, 66.3% and 70.3% in 2011, 2012 and 2013, respectively. With a view toward disclosure in future filings, please tell us the reasons for the fluctuations in this metric.

In response to the Staff’s comment, the Company will revise its disclosure under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations” currently on page 57 of the 2013 20-F in future Form 20-F filings in substantially the same form as follows (the revised portions are underlined):

“Number of Cabinets under Management and Cabinet Utilization Rate

Our revenues are directly affected by the number of cabinets under management and the utilization rates of these cabinet spaces. We had 7,816, 11,917 and 14,041 cabinets under management as of December 31, 2011, 2012 and 2013, respectively. Our annualized cabinet utilization rates were 80.6%, 74.4% and 70.8% in 2011, 2012 and 2013, respectively.2 We calculate the annualized cabinet utilization rate in a year as the average of the four quarterly cabinet utilization rates in that year, and we calculate quarterly cabinet utilization rate by dividing our weighted average billable cabinets by weighted average cabinet capacity in that quarter. Our quarterly and annualized cabinet utilization rates fluctuate due to the continuous changes in both our weighted average billable cabinets and weighted average cabinets capacity. The decrease of annualized cabinet utilization rates from 80.6% in 2011 to 70.8% in 2013 reflected the aggressive cabinet expansion strategy we adopted in the past two years.

[1]	Please note disclosures under Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview” currently on page 56 of the 2013 20-F are made after intercompany eliminations, but disclosures currently beginning on page F-35 of the 2013 20-F does not take into account intercompany eliminations.
[2]	The 2012 and 2013 annualized cabinet utilization rates are different from the average monthly cabinet utilization rates previously disclosed, which were 66.3% and 70.3% in 2012 and 2013, respectively. Inconsistent approaches were used to arrive at the cabinet utilization figures – 80.6% was the average of the four quarterly utilization rates in 2011, 66.3% was the quarterly utilization rate in fourth quarter of 2012, and 70.3% was the average monthly utilization rate in 2013. In order to provide a more meaningful comparison to the investors, the Company decided to use the 2011 approach – the average of the four quarterly utilization rates—as the approach to calculate its annualized cabinet utilization rate.

Our future results of operations and growth prospects will largely depend on our ability to increase the number of cabinets under management while maintaining optimal cabinet utilization rate. With the rapid growth of China’s internet industry, demand for cabinet spaces has increased significantly and we do not always have sufficient self-built capacity to meet such demand. It usually takes twelve to eighteen months to build a data center together with cabinets and equipment installed. To meet our customers’ immediate demand, we may partner with China Telecom, China Unicom or other parties and lease cabinets from them. Due to the time needed to build data centers and the long-term nature of these investments, if we over-estimate the market demand for cabinets, it will lower our cabinet utilization rate and negatively affect our results of operations.”

Results of Operations, page 71

5.	On page 73, you indicate that the decrease in gross profit as a percentage of net revenues in 2013 was due to, among other factors, increased depreciation of your self-built data centers. Tell us whether this represents a change in trends in gross margin that should be identified, explained and quantified. In this regard, we note your assertion on page 75 that the continued revenue mix shift towards a higher percentage of self-built data centers contributed to an increase in gross margins in 2012, as self-built data centers carried higher gross margins relative to partnered data centers. Please explain. Provide us with any proposed revisions to your disclosure in future filings.

The Company respectfully advises the Staff that the self-built data centers normally carry higher gross margins than the partnered data centers, assuming same level of cabinet utilization, because the carriers from whom the Company leases data centers require a certain level of margins themselves. Therefore, in general, a revenue mix shift towards a higher percentage of self-built data centers increases the Company’s gross margin. However, if the self-built data centers have a lower utilization rate than the partnered data centers, the increased depreciation associated with under-utilized self-built data centers will have a negative impact on the overall gross margin of the Company. In particular, when the Company deploys new self-built data centers, the Company starts to incur depreciation expenses in connection with these new centers while the utilization rate of these new centers are still low.

For the year ended December 31, 2012 compared to year ended December 31, 2011, although the increase of certain components of the Company’s cost of revenues, such as share based compensation and depreciation, as a percentage of net revenues reduced gross margin, such negative effect was offset by the continued revenue mix shift towards a higher percentage of self-built data centers, which carry slightly higher gross margins relative to partnered data centers. Therefore, as disclosed on page 75 of the 2013 20-F, the Company’s gross margin in 2012 increased slightly, primarily due to continued revenue mix shift towards a higher percentage of self-built data centers.

For the year ended December 31, 2013 compared to year ended December 31, 2012, the Company’s gross margin decreased despite the higher percentage of self-built data centers, primarily because of the relatively lower utilization rate of the newly deployed self-built data centers, increased depreciation of the Company’s self-built data centers, and increased amortization of intangible assets from the Company’s acquisitions as a percentage of net revenues. Therefore, as disclosed on page 73 of the 2013 20-F, the increased depreciation of the Company’s self-built data centers and increased amortization of intangible assets derived from the Company’s acquisitions were the primary reason contributing to the decrease in the Company’s gross margin in 2013.

In response to the Staff’s comment, the Company will revise its disclosure under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” currently on page 71 of the 2013 20-F in future Form 20-F filings in substantially the same form as follows (the revised portions are underlined):

“Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

…

Gross Profit

Our gross profit increased by 21.4% from RMB425.7 million in 2012 to RMB516.9 million in 2013. However, as a percentage of net revenues, our gross profit decreased from 27.9% in 2012 to 26.3% in 2013. The increase in the absolute amount of our gross profit was primarily due to the increase of revenues. The decrease in our gross profit as a percentage of net revenues was primarily due to an increase in cost of revenues as a percentage of net revenues, resulting from lower utilization rate of newly deployed self-built data centers, increased depreciation of our self-built data centers, and increased amortization of intangible assets derived from our acquisitions.”

6.	In future filings, revise to also describe the significant factors contributing to the changes in the effective tax rate between the periods. In addition, you should explain the impact that tax holidays and certain exemptions have had or are reasonably likely to have on your results of operations and liquidity. Provide us with the proposed revisions to your disclosure in future filings.

In response to the Staff’s comment, the Company respectfully advises the Staff that it will add the following disclosure under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations” currently on page 71 of the 2013 20-F in future Form 20-F filings in substantially the same form as follows (the added portions are underlined):

“Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

…

Income Tax Expense

Our income tax expense decreased from RMB36.2 million in 2012 to RMB10.3 million in 2013 with effective tax rates decreasing from 38.5% in 2012 to negative 28.1% in 2013. This is primarily due to:

•	the decrease of taxable income for our PRC subsidiaries and consolidated affiliated entities from RMB168.0 million in 2012 to RMB128.4 million in 2013.

•	the effect of tax holidays and preferential tax rates of RMB13.1 million enjoyed by certain of our PRC subsidiaries and consolidated affiliated entities. In 2013, Beijing iJoy was qualified as a software enterprise which allows it to utilize a two-year 100% tax exemption followed by a three-year 50% reduced EIT rate from 2013 to 2017. Gehua, Fastweb and 21Vianet Beijing qualify as HNTEs and enjoy a preferential income tax rate of 15%.

•	offset by the increase of the pre-tax losses of our offshore entities with zero tax rate as a result of the increase in the fair value of the contingent purchase consideration for historical business acquisitions and interest expenses of the 2016 Bonds issued in 2013.

…”

Liquidity and Capital Resources, page 76

7.	Tell us what consideration you gave to describing the material covenants related to your outstanding debt, including the amount or limit required for compliance with the covenants and the actual or reasonably likely effects of compliance or non-compliance with the covenants on your financial condition and liquidity. In this regard, we note from your disclosure on page F-49 that you were in breach of one of the financial covenants under your short-term bank borrowings. Refer to Section IV.C of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. Provide us with any proposed revisions to your disclosure in future filings.

The Company notes that pursuant to Section IV.C of SEC Release 33-8350, companies that are, or are reasonably likely to be, in breach of material covenants related to their outstanding debt must disclose material information about that breach and analyze the impact on the company if material. That analysis should include, as applicable and to the extent material:

•	the steps that the company is taking to avoid the breach;

•	the steps that the company intends to take to cure, obtain a waiver of or otherwise address the breach;

•	the impact or reasonably likely impact of the breach (including the effects of any cross-default or cross-acceleration or similar provisions) on financial condition or operating performance; and

•	alternate sources of funding to pay off resulting obligations or replace funding.

In response to the Staff’s comment, the Company respectfully advises the Staff that as disclosed on page F-49 of the 2013 20-F, as of December 31, 2013, the Company was in breach of one of its financial covenants under its short-term bank borrowing with Deutsche Bank (China) Co., Ltd. Beijing Branch (“Deutsche Bank”) with an outstanding balance of RMB19,641,000. The breach was subsequently cured on March 11, 2014 through an amendment to the original financial covenants. The breach did not result in acceleration of the repayment of the loan and as a result, did not have any impact on the Company’s financial condition or operating performance.

Also pursuant to Section IV.C of SEC Release 33-8350, if the debt covenants of a company limit, or are reasonably likely to limit, such company’s ability to undertake financing to a material extent, the company is required to discuss the covenants in question and the consequences of the limitation to the company’s financial condition and operating performance. Disclosure of alternate sources of funding and, to the extent material, the consequences (including but not limited to the cost) of accessing them should also be considered and may be required.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not have material covenants or restrictions associated with the Company’s outstanding debt that limit, or are reasonably likely to limit the Company’s ability to undertake financing to a material extent, except for the covenants under the 2016 Bonds and 2017 Bonds (as defined below). The 2016 Bonds as disclosed under the 2013 20-F have been substantially repurchased by the Company in June 2014 with a portion of the proceeds received from the offering of RMB2 billion in aggregate principal amount of the RMB denominated bonds due 2017 at an interest rate of 6.875% per annum (the “2017 Bonds”), with only RMB264,300,000 of its principal amount outstanding. The covenants of the 2016 Bonds and 2017 Bonds and the likely effects of non-compliance with such covenants are described below:

•	The 2016 Bonds and 2017 Bonds contain the following covenants binding the Company on a consolidated basis:

•	negative pledge covenant that restricts the Company’s ability to create security on its undertaking, assets or revenues to secure bonds, notes, debentures or other securities that are quoted, listed or dealt in or traded on securities market.

•	covenant that restricts the Company’s ability in consolidation, merger and sale of assets to a certain extent;

•	dividend payment restriction;

•	ratio of the Company’s Adjusted EBITDA to Consolidated Interest Expenses[3] (interest expense paid net of interest income received) shall be maintained above a certain level. This financial ratio is tested on a semi-annual basis using information from the Company’s consolidated audited annual and unaudited semi-annual financials.

•	Breach of covenants will trigger acceleration of the 2016 Bonds and 2017 Bonds, the principal amount together with accrued interest shall become immediately due and payable. When such breach of covenants occurs, the Company’s assets and cash flows may not be sufficient to repay the 2016 Bonds and 2017 Bonds, or the Company may not be able to find alternative financing. Even if the Company could obtain alternative financing, such financing may not be on terms that are favorable or acceptable to the Company. The Company has also disclosed such risk under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are unable to comply with the restrictions and covenants contained in our debt agreements, an event of default could occur under the terms of such agreements, which could cause repayment of such debt to be accelerated.” currently on page 15 of the 2013 20-F.

The Company respectfully advises the Staff that the Company has met all the covenants under the 2016 Bonds and 2017 Bonds as of June 30, 2014 (which is the latest testing date). The Company has met all the covenants under the 2016 Bonds and 2017 Bonds as of September 30, 2014, after making the latest interest payments.

In response to the Staff’s comment, the Company will revise its disclosure under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” currently on page 76 of the 2013 20-F in future Form 20-F filings in substantially the same form as follows (the revised portions are underlined and the deleted portions are strikethrough):

“…Our short-term bank borrowings have maturity terms of two months to one year and expire at various times throughout the year. As of December 31, 2013, we were in breach of one of our financial covenants under our short-term bank borrowing with Deutsche Bank (China) Co., Ltd. Beijing Branch, or Deutsche Bank, with an outstanding balance of RMB19,641,000. The breach was subsequently cured on March 11, 2014 through an amendment to the original financial covenants. The breach did not result in acceleration of the repayment of the loan and as a result, did not have any impact on our financial condition or operating performance. Apart from the covenants under our short-term bank borrowing with Deutsche Bank that require us to maintain certain financial ratios, there are no other material covenants or restrictions on us associated with our outstanding short-term borrowings.

[3]	Consolidated Interest Expense means interest expense paid net of interest income received as stated in the audited annual and unaudited semi-annual consolidated financial statements of the Company.

We have entered into long-term bank borrowing arrangements since 2012 with maturity terms of two or three years. The long-term bank borrowing (including current portion) outstanding as of December 31, 2012 and 2013 bore weighted-average interest rates of 8.35% and 7.12% per annum, respectively, in 2012 and 2013 and have certain financial covenants. We have incurred other long-term borrowings in 2013 with a two-year term and interest rate of 4.00% per annum and an outstanding balance of RMB900 million (US$148.7 million) as of December 31, 2013. We also have a contractual obligation to purchase the 10% noncontrolling interest in Asia Cloud Investment from Dongguan Dongcai at the end of five years from the establishment of Asia Cloud Investment in July 2013 at a consideration equivalent to the higher of the then fair value and the investment costs of RMB100 million (US$16.5 million). Dongguan Dongcai is entitled to a cumulative dividend at 8.00% per annum for its capital contribution of RMB100 million (US$16.5 million) in Asia Cloud Investment.

In March 2013, we issued the 2016 Bonds with RMB1 billion (US$165.2 million) in aggregate principal amount due in March 2016 with a coupon rate of 7.875% per annum and an effective interest rate of 9.29% per annum. Interest on the 2016 Bonds is payable semi-annually in arrears on, or nearest to, March 22 and September 22 in each year, beginning on September 22, 2013. ~~The 2016 Bonds have restrictive covenants relating to financial ratios as well as our capital raising activities and other financial and operational matters.~~

In June 2014, we issued RMB2 billion in aggregate principal amount of RMB denominated bonds due 2017 at an interest rate of 6.875% per annum, or the 2017 Bonds, and used a portion of the proceeds to purchase, pursuant to a tender offer, substantially all the 2016 Bonds, with only RMB264,300,000 of the principal amount outstanding. Interest on the 2017 Bonds is payable semi-annually in arrears on, or nearest to, June 26 and December 26 in each year, beginning on December 26, 2014.

Both of the 2016 Bonds and 2017 Bonds have (i) restrictive covenant that restricts our ability in consolidation, merger and sale of assets to a certain extent; (ii) negative pledge covenant that restricts our ability to create security to secure bonds, notes, debentures or other securities that are quoted, listed or dealt in or traded on securities market on our undertaking, assets or revenues; (iii) dividend payment restriction covenant; and (iv) covenant relating to the ratio of our Adjusted EBITDA to our Consolidated Interest Expense (interest expense paid net of interest income received). Such covenants may limit our ability to undertake additional debt financing, but not equity financing. As of the date of this annual report4, the Company is in compliance with all the covenants under the 2016 Bonds and 2017 Bonds. Breach of covenants under the 2016 Bonds and 2017 Bonds will trigger acceleration of the 2016 Bonds and 2017 Bonds, the principal amount together with accrued interest shall become immediately due and payable. When such breach of covenants occurs, our assets and cash flows may not be sufficient to repay the 2016 Bonds and 2017 Bonds, or we may not be able to find alternative financing. Even if we could obtain alternative financing, such financing may not be on terms that are favorable or acceptable to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we are unable to comply with the restrictions and covenants contained in our debt agreements, an event of default could occur under the terms of such agreements, which could cause repayment of such debt to be accelerated.”

[4]	Please note that the Company will perform its assessment as of its next assessment date of December 31, 2014 and will expect to make this disclosure if the covenants are met.

8.	Tell us what consideration you gave to expanding the discussion of your sources of financing to separately describe the material terms and conditions of any material unused sources of liquidity. In this regard, we note your disclosure on page 81 of the unused short-term and long-term bank borrowing facilities. Refer to Item 5.B.1(a) of Form 20-F and Section IV.C of SEC Release 33-8350. Provide us with any proposed revisions to your disclosure in future filings.

The Company notes that pursuant to Item 5.B.1(a) of Form 20-F, a company shall briefly discuss any material unused sources of liquidity and include a statement that, in its opinion, the working capital is sufficient for the company’s present requirements, or, if not, how it proposes to provide the additional working capital needed. Also as mentioned in the Company’s response to the Staff’s comment No.7, pursuant to Section IV.C of SEC Release 33-8350, if the debt covenants of a company limit, or are reasonably likely to limit, such company’s ability to undertake financing to a material extent, the company is required to discuss the covenants in question and the consequences of the limitation to the company’s financial condition and operating performance. Disclosure of alternate sources of funding and, to the extent material, the consequences (including but not limited to the cost) of accessing them should also be considered and may be required.

In response to the Staff’s comment, the Company respectfully advises the Staff that the unused short-term and long-term bank borrowing facilities in the amount of RMB77.2 million (US$12.8 million) as of December 31, 2013 were unused line of credit under five different master credit agreements. The Company has entered into five master credit agreements with five banks, pursuant to which a total credit line of RMB254.0 million (US$42.0 million) was granted to the Company. These credit agreements are framework agreements, the banks shall approve each utilization request and enter into separate loan agreements which set forth detailed terms and conditions for each borrowing covered by the credit line. There are no material terms and conditions associated with the used credit line that restrict the Company’s ability to undertake additional financing to a material extent. For unused credit line, no terms and conditions are available yet because utilisation of such unused portion requires approval by the banks and separate loan agreements setting forth detailed terms and conditions will only be entered into between the Company and the banks upon utilisation. In the Company’s opinion, the working capital is sufficient for the Company’s present requirements.

In response to the Staff’s comment, the Company will add the following disclosure under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” currently on page 76 of the 2013 20-F in future Form 20-F filings in substantially the same form as follows (the added portions are underlined):

“We have unused credit line in the amount of RMB77.2 million (US$12.8 million) as of December 31, 2013, pursuant to credit agreements entered into with five banks. A total of RMB254.0 million (US$42.0 million) credit line was granted to us under the five credit agreements, of which we have used RMB176.8 million (US$29.2 million). There are no material covenants that restrict the Company’s ability to undertake additional financing associated with the used credit line. No terms and conditions of the unused credit line are available yet because utilisation of such unused portion requires approval by the banks and separate loan agreements setting forth detailed terms and conditions will only be entered into with the banks upon utilisation. In our opinion, the working capital is sufficient for our present requirements.”

9.	Tell us what consideration you gave to expanding your discussion to explain and quantify the reasons for incurring debt and how you used or plan to use the proceeds and to analyze how the incurrence of that debt fits into your overall business plan. Refer to FRC 501.13.a. for additional guidance. Provide us with any proposed revisions to your disclosure in future filings.

Pursuant to FRC 501.13.a, in order to identify known material cash requirements, a company should consider whether the following information would have a material impact on liquidity:

•	Funds necessary to maintain current operations, complete projects underway and achieve stated objectives or plans;

•	Commitments for capital or other expenditures; and

•	The reasonably likely exposure to future cash requirements associated with known trends or uncertainties, and an indication of the time periods in which resolution of the uncertainties is anticipated.

The Company respectfully advises the Staff that the outstanding debt incurred by the Company was mainly used to add new data centers and fund acquisitions. As a carrier-neutral internet data center services provider, the increase of the Company’s IDC revenues highly depends on the construction of new data centers. In order to meet the strong demand of data center services in China, the Company has been constructing new data centers. As part of the Company’s growth strategy, the Company has, over the years, acquired and may continue to acquire companies that are complementary to its business and that can help move China’s telecommunication network in a direction that resembles the more advanced networks in developed countries.

As of December 31, 2013, the Company’s debt obligation was RMB2,335.0 million. For the period from January 1, 2014 to September 30, 2014, the Company used approximately RMB665.5 million to build self-built data centers, expand network capacity, purchase network equipment, servers and other equipment to expand its business. In the same period, the Company also used approximately RMB818.0 million to fund its acquisitions.

The Company respectfully advises the Staff that the Company incurred debt in anticipation of its data center construction and acquisition needs. As disclosed on page 80 of the 2013 20-F, other than disclosures (including the following proposed revision) made elsewhere in this annual report, the Company is not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2013 that are reasonably likely to have a material adverse effect on its liquidity or capital resources.

The Company supplementarily advises the Staff that it has entered into agreements to receive significant equity funding in addition to borrowings. On December 1, 2014, the Company announced a total of US$296 million equity investments from affiliates of Kingsoft Corporation Limited, Xiaomi Corporation and Temasek Holdings (Private) Limited. In the future, the Company intends to continue to use a mixture of debt and equity financing to support its business operations and long term growth.

In response to the Staff’s comment, the Company will add the following disclosure under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” currently on page 76 of the 2013 20-F in future Form 20-F filings in substantially the same form as follows (the added portions are underlined):

“As of December 31, 2013, we had total outstanding debts of RMB2,335.0 million (US$385.7 million). The growth of our business relies on the construction of new data centers. In addition, we also intend to acquire or invest in companies that are complementary to our business. Therefore, we intend to use the proceeds of our outstanding debt mainly to add new data centers and fund acquisitions. For example, as of December 31, 2013, we have purchase commitments (commitments related to acquisition of machinery, equipment, construction in progress, bandwidth and cabinet capacity) of RMB867.9 million (US$143.4 million) coming due during the 12-month period, and we intend to use a portion of the proceeds to fund the purchase commitments.”

10.	We note your statement regarding the sufficiency of cash resources to meet anticipated cash needs for the foreseeable future. Tell us what consideration you gave to specifying the time period that you will have sufficient cash to finance operations. In this regard, you should assert whether your cash resources will be sufficient to meet your short-term operating needs, which generally relates to cash needs up to 12 months into the future. In addition, ensure that your statement addresses all of your present requirements. Refer to FRC 501.03(a) and Section IV of SEC Release 33-8350. Provide us with any proposed revisions to your disclosure in future filings.

In response to the Staff’s comment, the Company will revise its disclosure in future filings to assert that the Company’s cash resources will be sufficient to meet its anticipated cash needs for at least the next 12 months. The Company had cash, cash equivalents, fixed rate time deposits and floating rate time deposits totaling RMB1,660.7 million as of December 31, 2013. Based on the Company’s projections, such amount of cash, cash equivalents and time deposits, together with its cash flows from operations and proceeds from its financing activities, will be sufficient to meet its anticipated cash needs for at least the next 12 months.

As the Company has closed several significant transactions during 2014, the Company will assess its cash sufficiency as of December 31, 2014 and make appropriate disclosure accordingly in future filings.

In response to the Staff’s comment, the Company will revise its disclosure under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” currently on page 76 of the 2013 20-F in future Form 20-F filings in substantially the same form as follows (the revised portions are underlined):

“Except as disclosed in this annual report, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash, cash equivalents and time deposits, our cash flows from operations and proceeds from our financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, ~~for the foreseeable future~~ for the next 12 months. If we have additional liquidity needs in the future, we may obtain additional financing, including equity offering and debt financing in capital markets, to meet such needs.”

11.	We note your disclosure of the restrictions on the availability of foreign currency. Tell us what consideration you gave to disclosing the amount of cash held inside the PRC, separately for amounts held by VIEs and by other PRC entities, and the amount of cash held outside of the PRC. Your disclosure should describe the costs that would be incurred to transfer cash outside of the PRC. In addition, tell us what consideration you gave to disclosing the amount of debt obligations inside and outside of the PRC and the risks and uncertainties impacting your ability to meet these obligations. Refer to Item 5.B.1(b) of Form 20-F. Provide us with any proposed revisions to your disclosure in future filings.

The Company notes that pursuant to Item 5.B.1(b) of Form 20-F, a company shall provide its evaluation of the sources and amounts of the company’s cash flows, including the nature and extent of any legal or economic restrictions on the ability of subsidiaries to transfer funds to the company in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on the ability of the company to meet its cash obligations.

The Company respectfully advises the Staff that the amount of cash and cash equivalents, restricted cash and short-term investments held by the Company inside and outside of the PRC as of December 31, 2013 is set forth in the table below:

	Onshore		Offshore
	VIEs	non-VIEs	non-VIEs
	(in thousands of RMB)
Cash and cash equivalent	260,438	287,480	910,938
Restricted cash-current	3,020	—	190,000
Restricted cash –non-current	—	—	219,056
Short-term investment	900,000	—	201,826
Total	1,163,458	287,480	1,521,820

As disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business and fund our operations.” currently on pages 26-27 of the 2013 20-F, the Company relies principally on dividends paid by its operating subsidiaries in China for its cash needs. The major cost that would be incurred to transfer cash outside of the PRC in the form of dividend distribution is the withholding tax imposed on the dividends distributed by the Company’s operating subsidiaries in China at the rate of 10% or a rate under an applicable tax treaty, if any. Please also refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—PRC” currently on pages 62-63 of the 2013 20-F and “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation” currently on page 98 of the 2013 20-F for more details on the withholding tax imposed on the dividends distributed by the Company’s PRC operating entities.

The Company’s amount of debt obligations inside and outside of the PRC as of December 31, 2013 is set forth in the table below:

	Onshore	Offshore
	(in thousands of RMB)
Short-term bank borrowing	173,726	—
Long-term borrowing-current portion	197,000	—
Long-term borrowing-non-current portion	965,740	—
Bonds payable	—	998,505
Total	1,336,466	998,505

As of December 31, 2013, the cash and cash equivalents, restricted cash and short-term investments of RMB1,450.9 million held by the Company inside PRC was more than the total onshore debt obligations of RMB1,336.5 million. As of December 31, 2013, the cash and cash equivalents, restricted cash and short-term investments of RMB1,521.8 million held by the Company outside PRC was more than the total offshore debt obligations of RMB998.5 million. As such, the Company believes it has sufficient financial resources to meet both of its onshore and offshore debt obligations when they become due.

The Company supplementarily advise the Staff that the Company’s amount of debt obligations outside of PRC was RMB2,264 million (US$374.0 million) as of September 30, 2014. In 2014, the Company has entered into agreements to receive a total of US$296 million equity investment. The Company will assess the sufficiency of its cash and liquidity as of December 31, 2014 and will make appropriate disclosures accordingly in future filings.

In response to the Staff’s comment, the Company will revise its disclosure under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” currently on page 77 of the 2013 20-F in future Form 20-F filings in substantially the same form as follows (the added portions are underlined) to discuss the source and amount of cash and the costs incurred to transfer cash outside of the PRC:

“As of December 31 2013, the total amount of cash and cash equivalents, restricted cash and short-term investments was RMB2,972.8 million (US$491.1 million), of which RMB1,163.5 million (US$192.2 million), RMB287.5 million (US$47.5 million) and RMB1,521.8 million (US$251.4 million) was held by our consolidated affiliated entities, PRC subsidiaries and offshore subsidiaries, respectively. Cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to receive and utilize our revenues effectively.” The major cost that would be incurred to distribute dividends is the withholding tax imposed on the dividends distributed by our PRC operating subsidiaries at the rate of 10% or a rate under an applicable tax treaty, if any.”

The Company will also add the following disclosure under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” currently on page 77 of the 2013 20-F in future Form 20-F filings in substantially the same form as follows to discuss the amount of debt obligations inside and outside of the PRC and the risks and uncertainties impacting its ability to meet these obligations (the added portions are underlined):

“As of December 31, 2013, the amount of outstanding debt inside and outside of the PRC was RMB1,336.5 million (US$220.8 million) and RMB998.5 million (US$164.9 million), respectively. We believe we have sufficient financial resources to meet both of our onshore and offshore debt obligations when due.”

Operating Activities, page 78

12.	We note your disclosure of the adjustments to reconcile net loss to cash used in operating activities in 2013. Your discussion does not appear to contribute substantively to an understanding of your historical sources and uses of cash associated with the changes in asset and liability accounts. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows, including a discussion of the underlying reasons for changes in working capital items. For example, explain to us the reasons for the changes in accounts receivable and accrued expenses and other payables, and tell us what consideration you gave to including this explanation in your disclosure. You should include a discussion of the nature and composition of accounts receivable balances, including the related payment terms and an analysis of the changes in the days sales outstanding ratios between the periods. In addition, provide us with, and tell us what consideration you gave to disclosing, the comparative data for 2013 of the amount of payments received from customers and the amount of payments for telecommunication costs, for taxes, and to employees. Describe how you considered the guidance in Section IV.B.1 of SEC Release 33-8350. Provide us with any proposed revisions to your disclosure in future filings.

In response to the Staff’s comment, the Company will revise its disclosure under “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” currently on page 78 of the 2013 20-F in future Form 20-F filings in substantially the same form as follows to discuss net cash generated from operating activities and the underlying drivers that affect these cash flows (the revised portions are underlined):

“Operating Activities

Net cash generated from operating activities was RMB64.5 million (US$10.7 million) in 2013, compared to net cash generated from operating activities of RMB173.9 million in 2012.

Net cash generated from operating activities in 2013 primarily reflected a net loss of RMB47.0 million (US$7.8 million), positively adjusted for certain non-cash items such as depreciation of property and equipment of RMB141.3 million (US$23.3 million), amortization of intangible assets of RMB58.9 (US$9.7 million), stock based compensation expense of RMB67.8 million (US$11.2 million) and changes in the fair value of contingent purchase consideration payable of RMB55.9 million (US$9.2 million), and further adjusted by changes in operating assets and liabilities. Net cash was negatively adjusted primarily for (i) an increase in accounts receivable of RMB303.4 million (US$50.1 million) in 2013, mainly due to expansion of business and longer payment process for certain customers such as state-owned enterprises and large Internet technology companies in China, as reflected by an increase in the days sales outstanding from 52 days in 2012 to 83 days in 2013, and (ii) an increase in prepaid expenses and other current assets of RMB44.6 million (US$7.4 million), mainly due to interest income derived from our financing activities, prepaid expenses and value added taxes paid in relation to the purchase and construction of data centers. The negative adjustments were partially offset by (i) an increase in accrued expenses and other payables of RMB104.0 million (US$17.2 million) in 2013, mainly due to increase in interest payables and payables in relation to newly built data centers and purchased network equipment, and (ii) an increase in accounts payable of RMB61.3 million (US$10.1 million) in 2013, mainly due to an increase in telecommunication payables driven by revenue increase.

Net cash generated from operating activities in 2013 primarily reflected payments of RMB1,673.3 million (US$276.4 million) received from our customers, partially offset by our payments for telecommunication costs of RMB1,049.4 million (US$173.3 million) in 2013, payments for taxes of RMB147.8 million (US$24.4 million) and payments to employees of RMB218.0 million (US$36.0 million).”

Exhibit, page 111

13.	We note that you have entered into contracts with Microsoft Corporation and IBM to provide cloud services. Please tell us what consideration you gave to filing these agreements as exhibits pursuant to Instruction 4(b)(ii) to Item 19 of Form 20-F.

The Company respectfully advises the Staff that the Company, together with its legal counsel, has considered Instruction 4(b)(ii) to Item 19 of Form 20-F and believes that neither the contract with Microsoft Corporation nor the contract with IBM is a “material contract” that is required to be filed:

•	Pursuant to Instruction 4(b)(ii) to Item 19 of Form 20-F, contracts that are made “in the ordinary course of business” are not required to be filed unless the Company’s business is “substantially dependent” upon such contracts. In this regard, the Company respectfully advises the Staff that the Company’s contracts with Microsoft and IBM were entered into “in the ordinary course of business.” Pursuant to Instruction 4(b) to Item 19 of Form 20-F, a contract is considered to be made in the ordinary course of business if such contract is the type that ordinarily accompanies the kind of business the Company and its subsidiaries conduct. As a carrier-neutral internet data center services provider, the Company provides and generates revenues from hosting and related services and managed network services. Cloud services through agreements with Microsoft and IBM are part of the Company’s hosting and related services as described in more details on pages 40–42 of the 2013 20-F. Therefore, the Company’s contracts with Microsoft and IBM are the types that ordinarily accompany the business provided by the Company, and therefore were entered into “in the ordinary course of business.”

•	Furthermore, the revenues generated from the contracts with Microsoft and IBM were not material. For the year ended December 31, 2013, the Company generated less than 4% of total revenues through contracts with Microsoft and no revenue through contracts with IBM. As such, the Company’s business is not “substantially dependent” upon its contracts with Microsoft and IBM.

•	In addition, pursuant to Instruction 4(b)(ii) to Item 19 of Form 20-F, types of contracts upon which the Company’s business is “substantially dependent” include (i) continuing contracts to sell the major part of the Company’s products or services or to purchase the major part of the Company’s requirement of goods, services or raw materials, or (ii) any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name if the Company’s business depends to a material extent on that patent, formula, trade secret processor trade name. The contracts with Microsoft and IBM do not fall within any of these types of contracts.

Therefore, the Company does not view its contracts with Microsoft and IBM as material contracts and did not file them as exhibits to the 2013 20-F.

Notes to the Consolidated Financial Statements

Note 1. Organization

(c) Establishment of Asia Cloud Group, page F-19

14.	We note that the mandatorily redeemable noncontrolling interests in Asia Cloud Group is carried at the redemption value and, from page F-28, that the instrument was initially recognized at its issuance value. Describe how you applied the authoritative accounting literature relied upon in your accounting for the initial and subsequent measurement of the instrument. Tell us what consideration you gave to ASC 480-10-55-54. Also, please explain the disclosure on page F-68 indicating that the fair value of the noncontrolling interest was estimated using the discounted cash flows model.

The Company respectfully advises the Staff that the Company is contractually obligated to repurchase the 10% noncontrolling interests (“NCI”) in Asia Cloud Group within five years from its establishment. The repurchase contract has an embedded feature that is neither legally detachable nor separately exercisable from the NCI in the Asia Cloud Group because the sole NCI holder is required to relinquish its equity interest in the Asia Cloud Group in order for the Company to fulfill its obligation under the repurchase contract. The Company further concluded that the repurchase contract did not meet the net settlement criteria in the definition of a derivative as discussed in ASC815-10-15-83(c) because the underlying shares of Asia Cloud Group are not publicly traded. Therefore, the NCI, together with the embedded repurchase contract, embodies a contractual obligation of the Company to repurchase the NCI at the end of the five years by transferring cash, is accounted for as a mandatorily redeemable NCI under ASC 480. Pursuant to ASC 480-10-30-1, the mandatory redeemable NCI was initially measured at fair value, which approximated its issuance value. Since the settlement amount is not fixed, the mandatorily redeemable NCI is subsequently measured in accordance with ASC480-10-35-3(b) at the amount of cash that would be paid under the conditions specified in the contract if settlement occurred at the reporting date, which is the higher of the then fair value of the NCI and the initial investment cost of RMB100 million, recognizing the resulting change in that amount from the initial value as an interest expense.

The Company has considered ASC 480-10-55-54 and concluded that it is not applicable to the mandatorily redeemable NCI as the repurchase contact is embedded within the NCI and the settlement amount is not fixed as discussed above.

By the end of 2013, Asia Cloud Group was in the process of obtaining the required license to conduct business and had not commenced operations. The Company estimated the fair value of the mandatorily redeemable NCI to be RMB100 million based on cash flows that the NCI holder is expected to be entitled to in the future (i.e. 8% cumulative dividend) and discounted at a discount rate of 8%. The discount rate was derived from the yield to maturity of similar corporate bond in the United States plus a country risk differential and illiquidity premium to reflect market participants’ required rate of return for the relative risk of investment in the NCI.

Note 21. Taxation

Deferred Tax, page F-61

15.	You indicate that you intend to permanently reinvest the undistributed earnings from other foreign subsidiaries. Tell us what consideration was given to disclosing the accumulated amount of undistributed foreign earnings of these subsidiaries. Refer to ASC 740-30-50-2(b). Provide us with any proposed revisions to your disclosure in future filings.

The Company respectfully advises the Staff that it has considered ASC 740-30-50-2(b) and will revise the disclosure in its future Form 20-F filings in substantially the same form as follows (the added portions are underlined):

“As of December 31, 2013, the Company intends to permanently reinvest the undistributed earnings from other foreign subsidiaries to fund future operations. As of December 31, 2013, the total amount of undistributed earnings from its PRC subsidiaries as well as VIEs was RMB513.3 million (US$84.8 million). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.”

Note 29. Parent Company Only Condensed Financial Information

(c) Commitments, page F-77

16.	Please clarify your disclosure that you do not have any significant commitments or long-term obligations. In this regard, we note the bonds payable as of December 31, 2013. Provide us with any proposed revisions to your disclosure in future filings.

In response to the Staff’s comments, The Company respectfully advises the Staff that it will revise its disclosure currently on page F-77 of the 2013 20-F in future Form 20-F filings in substantially the same form as follows (the revised portions are underlined):

“(c) Commitments

The Company does not have any significant commitments as of December 31, 2013.

(d) Bonds payable

On March 22, 2013, the Company issued and sold bonds with an aggregate principal amount of RMB1,000.0 million (equivalent to US$165.2 million) at a coupon rate of 7.875% per annum (the “Bonds”). The Bonds will mature on March 22, 2016. The Bonds were listed and quoted on the Official List of the Singapore Exchange Securities Trading Limited. Interest on the Bonds is payable semi-annually in arrears on March 22 and September 22 in each year, beginning September 22, 2013. The net proceeds from the Bonds, after deducting issuance costs of RMB25.2 million and a discount of RMB2.0 million, were RMB972.8 million, which will be used for construction of new data centers and other general corporate purposes. Deferred issuance costs are included in “Other non-current assets” in the Company’s balance sheets. Both the deferred issuance costs and the issuance discount are amortized as interest expense using the effective interest method over the term of the Bonds. The effective interest rate of the Bonds is 9.29%.

The Bonds are unsecured and rank senior in right of payment to any of the Company’s indebtedness that is expressly subordinated to the Bonds; equal in right of payment to any of the Company’s liabilities that are not so subordinated; but rank lower than any secured indebtedness of the Company and all liabilities (including trade payables) of the Company’s subsidiaries and consolidated affiliated.

*        *        *         *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 20-F, please contact the Company’s U.S. counsel, Will H. Cai of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740 4891.

Very truly yours,

/s/ Shang-Wen Hsiao

Shang-Wen Hsiao
Chief Financial Officer

cc:	Sheng Chen, Chairman and Chief Executive Officer, 21Vianet Group, Inc.
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Will H. Cai, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
George Chan, Ernst & Young Hua Ming LLP